

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 13, 2018

Via E-mail
Seah Chia Yee
President
Leader Hill Corporation
Flat 1204 Block B, Mei Li Yuan,
Hong Ling Middle Road, Luohu
Shenzhen 518000 China

> **Re:    Leader Hill Corporation**
> **Registration Statement on Form S-1**
> **Filed March 16, 2018**
> **File No. 333-223712**

Dear Mr. Seah:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity."  In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419."  See Securities Act Release No. 33-6932 (April 28, 1992).

   Your disclosure indicates that you are an early stage business consulting company that intends to assist start-up to mid-size companies in the East Asia region.  However, your disclosure shows that you had $14,051 in assets as of November 30, 2017, and $8,000 in revenues related to a feasibility report furnished to one client in a one-time transaction. In addition, the costs of this offering are approximately $39,000. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors, page 5

3. Please provide risk factor disclosure that you received a going concern opinion from your auditor and explain the risks associated with such opinion.

4. Please include a risk factor discussing your current financial condition and lack of access to sources of additional funding.

5. Please include a risk factor discussing Mr. Seah's inexperience running a public company.

Plan of Operations, page 14

6. Please revise this section to describe the company's plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Recent Sales of Unregistered Securities, page 28

7. We note that Mr. Seah has yet to pay you for 4,000,000 shares of restricted common stock. Please confirm whether you will receive consideration for the shares before you request effectiveness of this registration statement.

Exhibits to Registration Statement, page 28

8. We note that your only revenues to date were generated by the creation of a feasibility report for a client in a one-time transaction. Please file the contract that was entered into with the client as a material contract or explain to us why you believe it is not required to be filed. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573, or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc:     Jeffrey DeNunzio
        V Financial Group, LLC